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FOR RELEASE AUGUST 8, 2001                                    News Release
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CONTACT: ALLEN & CARON INC
         JANE CREBER (INVESTORS)
         949-474-4300
         jane@allencaron.com
         MICHAEL MASON (INVESTORS)
         212-691-8087
         michaelm@allencaron.com

           A.C.L.N. LIMITED ANNOUNCES SECOND QUARTER FINANCIAL RESULTS
                              CONFERENCE CALL DATE

LOS ANGELES, CA (August 8, 2001)...A.C.L.N. Limited (NYSE:ASW), a global leader in automobile distribution and logistics, today announced plans to release its second quarter financial results before the market opens on Monday, August 13, 2001, and to host a conference call to be broadcast live on the Internet at 11:00 a.m. EDT (Eastern) that same day. Those interested in listening to the live webcast of the A.C.L.N. Limited conference call may do so over the Internet by going to www.streetfusion.com. An online webcast replay of the call will also be accessible immediately following the live broadcast for seven days at www.streetfusion.com.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in North and West Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile logistics services between Europe and North and West Africa, and (ii) a wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. is able to provide door-to-door shipping of personal vehicles from countries in Northern Europe to developing countries in Africa and the Middle East. During 2000, A.C.L.N. began a wholesale distribution business in Africa, through which it sold over 14,000 new cars.